Exhibit 3.3  -  Certificate of Amended Articles



     FILED # C28542-99
        DEC 26 2001
      IN THE OFFICE OF
      /s/ Dean Heller
DEAN HELLER SECRETARY OF STATE


                          CERTIFICATE OF AMENDMENT
                                   OF THE
                          ARTICLES OF INCORPORATION
                                     OF
                              CLOUDCRAFT, INC.

(Pursuant to N.RS 70.365 and 76.390 -- After Issuance of Stock)

     We the undersigned do hereby certify that:

     1. Cloudcraft, Inc (the "Corporation") is a corporation formed under the laws of the State of Nevada, and its Articles of Incorporation were filed in the office of the Secretary of State on November 17, 1999, file number:
#C28542-1999.

     2. The Articles of Incorporation are hereby amended by deleting the existing ARTICLE I and ARTICLE Ill and replacing it in its entirety with the following amendments:

     ARTICLE 1: The name of Company:

                               lUnplugged, Inc.

     ARTICLE 3: Authorized Shares:

Section 1. The total authorized capital stock of the corporation shall be as follow:

     Seventy million (70,000,000) Shares of Class A Common Stock of the Par Value of $0.001 all of which shall be entitled to voting power.

     Three million (3,000,000) shares of Series A Preferred Shares with a par value of $0.001 and such other terms as determined by the board of Directors of the corporation prior to their issuance. Each Series A Preferred Share shall have voting rights and shall carry a voting weight equal to ten (10) Common Shares. Each Series A Preferred Share may be converted into ten (10) Common Shares upon approval by the Board of Directors of the corporation.

     One million (1,000,000) authorized Series B Preferred Shares with a par value of $0.001 per share and such other terms as may be determined prior to their issuance by the Board of Directors. Each Series B Preferred Share shall have voting rights and shall carry a voting weight equal to two (2) Common Shares. Each Series B Preferred Share may be converted into two- (2) Common Shares upon approval by the Board of Directors.

     One million (1,000,000) authorized Series C Preferred Shares with a par value of $0.Q01 per share and such other terms as may be determined by the Board of Directors prior to their issuance. No Series C Preferred Share shall have voting rights.


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The Common Stock and/or Preferred Stock of the Company may be issued from time to time without prior approval by the stockholders. The Common Stock and/or Preferred Stock may be issued for such consideration as may be fixed from time to time by the Board of Directors. The Board of Directors may issue such shares of Common and/or Preferred Stock in one of more series, with such voting powers, designations, preferences and rights or qualifications, limitations or restrictions thereof as shall be stated in the resolution of resolutions.

     3. This amendment to the Articles of incorporation has been duly adopted in accordance General Corporation Law of the State of Nevada.

     4. The number of shares of the Corporation outstanding and entitled to vote on an amendment to the Articles of Incorporation is: 10,100,000; that the said changes and amendment have been consented to and approved by a majority vote of the stockholders holding at least a majority of each class of stock outstanding and entitled to vote thereon.

     5. The number of shares voted for such amendments was 10,000,000 (99%) and the number voted against such amendment was 0 (0%).

     The undersigned has signed these Articles on December 26, 2001.


                                      /s/ Richee Jesky
                                      --------------------------
                                      By: Richee Jesky
                                      Title: President/Secretary


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